FNX Mining Appoints John Lydall to the Board

TORONTO, ONTARIO- November 3, 2003 FNX Mining Company Inc. (FNX-TSX/AMEX) is pleased to announce that John Lydall has joined the Company's Board of Directors, effective October 27, 2003. Mr. Lydall recently retired as Managing Director of the mining investment banking group at National Bank Financial. He had a distinguished career in the Canadian financial markets, initially as a top ranked mining analyst and more recently as a senior investment banker. Almost all of his 25 plus year career was spent at National Bank Financial and its predecessor company, First Marathon. As an investment banker, he has advised and participated in financings for many North American mining companies.

Mr. Lydall, P.Eng. graduated from Nottingham University with a mining engineering degree and has an MBA from Cranfield University in the UK. He is a professional engineer and has served on the boards and committees of several professional and educational organizations

Terry MacGibbon, President and CEO of FNX Mining, stated that, "We are fortunate and pleased to add a person of John's calibre to the FNX Board. John's integrity, enthusiasm and national and international experience in the mining industry, along with extensive contacts, will benefit FNX and its shareholders as the Company continues to grow from explorer to producer."

FNX Mining is a nickel, copper, platinum, palladium and gold producer and explorer operating in Canada's prolific Sudbury Basin mining camp. The Company implemented Phase 1 mining at the McCreedy West Mine this year and anticipates pending positive feasibility studies at the Levack Mine and the PM Deposit to implement Phases 2 and 3 Mining at the McCreedy West-Levack Mine Complex in 2004. FNX and its Sudbury Joint Venture partner are completing 2003's $24.5 million exploration program and will exercising the option to earn a 100% interest in the five Sudbury Area properties during the fourth quarter.

For further information, please contact:

Terry MacGibbon, President and CEO
Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs
Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,
FNX Website - www.fnxmining.com